Filed by DNOW Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MRC Global Inc.

Commission File No.: 001-35479

Date: June 26, 2025

The following communication was sent by David Cherechinsky, Chief Executive Officer of DNOW, to certain customers of DNOW on June 26, 2025.

DNOW—MRC Customer Letter

Dear Valued Customer,

I am writing to share exciting news. Today, we announced (https://ir.dnow.com/) that DNOW and MRC Global have entered into an agreement to combine creating a premier energy and industrial solutions provider that is better positioned to serve customers across the energy and industrial value chains.

As you may know, MRC Global is a leading global distributor of pipe, valves, fittings and infrastructure products and services, serving diversified end-markets including gas utilities, refining, petrochemical, industrial, energy transition and pipeline infrastructure.

The combination brings together our highly complementary businesses to create an expanded set of products, services and supply chain solutions, offering you more breadth, scale and product availability. Additionally, the combined company is expected to maintain a strong balance sheet with a simplified capital structure to invest in innovation and growth, while most importantly, maintaining our steadfast focus on providing you, our customers, with the excellent service and reliability that we are known for.

With our strong supplier relationships, which we expect to build upon with this combination, we will be better positioned to serve you. Our suppliers are critical to our shared success, and we are committed to partnering together to help you grow your business. In short, we look forward to continuing to add value as your supply chain partner of choice.

While we are excited about our future with MRC Global, today’s announcement is only the first step in this process. We currently anticipate the combination to close in the fourth quarter of 2025, subject to obtaining DNOW and MRC Global shareholder approval and regulatory clearances and satisfaction of other customary closing conditions. Until then, DNOW and MRC Global will continue to operate as separate, independent companies. In short, it remains business as usual, and our team is focused on helping solve your most complex operational and product sourcing challenges.

We greatly value your partnership, and on behalf of all of us at DNOW, we look forward to continuing to support you for years to come.

Sincerely,

David Cherechinsky

Chief Executive Officer

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between DNOW and MRC Global, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC Global’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC Global expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC Global’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC Global will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC Global’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC Global and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC Global’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC Global’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC Global’s ability to collect payments when due; DNOW’s or MRC Global’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC Global’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC Global’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC Global’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DNOW’s and MRC Global’s respective periodic reports and other filings with the SEC, including the risk factors contained in DNOW’s and MRC Global’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC Global undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of DNOW and MRC Global. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about DNOW, MRC Global and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847.

Participants in the Solicitation

DNOW, MRC Global and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (ii) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC Global will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/.